Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

September 30, 2016

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, D.C. 20549

Re:	Brandes Investment Trust (the “Trust”) File Nos.: 33-81396 and 811-08614

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your comments provided to Elaine E. Richards, Esq. of U.S. Bancorp Fund Services, LLC on September 8, 2016 regarding the Trust’s Preliminary Proxy Statement (“PRE14A”) filed pursuant to Rule 14a 6(a) of Regulation 14A under the Securities Exchange Act of 1934.  Accompanying this correspondence is the definitive Proxy Statement (DEF14A).  This DEF14A completes any missing information from the PRE14A and reflects any revisions made in response to your comments as noted below.  The DEF14A will be mailed to shareholders on or around September 30, 2016 to seek shareholder approval to (1) elect the three Trustees (both independent and interested) of the Trust, (2) approve an amendment to the Trust’s Agreement and Declaration of Trust and (3) eliminate Class E shares of the Brandes Core Plus Fixed Income Fund, Brandes Global Equity Fund and Brandes International Equity Fund.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Question & Answer Section

1.	On page 2 of the Q&A, please correct the typo in the question: “Why is the Board proposing that the Agreement and Declaration of Trust be amended?”

The Trust added the missing word as suggested.

2.
In response to the question: “Why is the Board proposing that Class E shares of the Core Plus Fund, the Global Equity Fund and the International Equity Fund be eliminated,” please discuss any potential drawbacks of eliminating Class E shares.  Furthermore, please state supplementally whether any notice will be given to Class E shareholders regarding their right to convert or exchange into Class I shares.

The Trust responds by revising the pertinent paragraph as follows:

If shareholders approve the elimination of Class E shares of a Fund, all outstanding Class E shares of the Fund on or about November 30, 2016 will be automatically redeemed and proceeds will be sent to Class E shareholders under the procedures set forth in the Funds’ prospectus.  In addition, between September 30, 2016 and November 30, 2016, or three days after any later date on which an adjourned meeting of the Fund’s shareholders takes place (the “Elimination Date”), Class E shareholders of the Core Plus Fund, the Global Equity Fund and the International Equity Fund will be permitted to exchange or convert their Class E shares of such Fund(s) for Class I shares of the same Fund or any other Fund of the Trust.  Although there are no tax consequences for converting from Class E shares to Class I shares of the same Fund, exchanging your Class E shares for Class I shares of a different Fund will be treated as a sale of shares and may be subject to federal income tax.  The minimum investment amount for Class I shares is higher than the minimum investment amount for Class E shares, however; the Class I minimum investment amount will be waived for Class E shareholders converting or exchanging into Class I.  Additionally, unlike Class E shares, Class I shares are not subject to any ongoing shareholder servicing fees.

Additionally, the Trust notes supplementally that it plans on mailing a notice to Class E shareholders of their right to exchange or convert into Class I shares on or around the same time that the proxy statement is mailed to such shareholders.  The Trust believes that this should provide sufficient notice prior to the proposed Elimination Date of November 30, 2016, when shareholders will automatically be sent redemption proceeds, subject to Class E shareholders’ approval of the termination of Class E.

Notice to Special Meeting of Shareholders

3.	In the Notice, please consider specifying that Class E shareholders are the only ones entitled to vote on Proposal 3.

The Trust responds by clarifying that Class E shareholders are the only ones entitled to vote on Proposal 3 as suggested.

Proxy Cards

4.	Please confirm that the proxy cards will include a version that is specific to Class E shareholders. Be sure to include a copy of the proxy card(s) when filing the definitive proxy statement.

The Trust confirms that there are two versions of the proxy cards—one that simply contains Proposals 1 and 2, and the other specific to Class E shareholders that contains all three Proposals.  Copies of the proxy cards have been included at the end of the proxy statement within the DEF14A filing accompanying this correspondence.

5.	Please confirm that the proxy card requirements outlined in Rule 14a-4 under the Securities Exchange Act of 1934 have been applied.

The Trust confirms that it has referenced Rule 14a-4 when preparing the proxy cards and believes it has complied with all requirements.

Proxy Statement

6.	On page 3 of the Proxy Statement, please bold the reference to “Appendix A.”

The Trust responds by bolding the reference to Appendix A as suggested.

7.	On page 3 of the Proxy Statement, please confirm that the bolded section complies with the requirements of Rule 14a-16 under the Securities Exchange Act of 1934.

The Trust responds by confirming that it has referenced Rule 14a-16 and believes that the bolded section complies with all requirements.  The Trust notes that pursuant to Rule 14a-16(n)(4), when supplying the full set of proxy materials to shareholders, paragraphs 1 and 3 of the legend required by Rule 14a-16(d)(1) are not needed.  Accordingly, the bolded section reflects only the information required by paragraph 2 of the legend.  The Trust has reordered the bolded statement, but kept the language intact as follows:

Important Notice Regarding the Availability of Proxy Materials
 for the Meeting to be Held on November 7, 2016.

This Proxy Statement and the accompanying Notice of Special Meeting of Shareholders are available at www.okapivote.com/Brandes.  For a free copy of the Trust’s latest annual and/or semiannual reports, contact the Funds at 1‑(800)‑331‑2979, visit the Funds’ website at www.brandesfunds.com or write to the Trust at 11988 El Camino Real, Suite 600, San Diego, California 92130.

8.
On page 4 of the Proxy Statement and pursuant to Item 22.b.3.ii. of Schedule 14A, please describe briefly any arrangement or understanding between any director, nominee for election as director, Officer, or person chosen to become an Officer, and any other person(s) (naming the person(s)) pursuant to which he was or is to be selected as a director, nominee, or Officer.  If there was no arrangement, please confirm supplementally.

The Trust responds by confirming supplementally that there was no arrangement or understanding between any director or nominee for election as director with any other person that he would be selected to be a director or nominee.

9.	Please confirm that all relevant items of Schedule 14A have been addressed.

The Trust confirms that it has reviewed Schedule 14A and believes it has complied with all relevant requirements.

10.	Please confirm supplementally that eliminating Class E shares will decrease the operating costs to the Funds as stated in the first paragraph of Proposal 3.

The operation of each separate share class of a mutual fund increases the administrative and operational costs of each Fund overall, but because each Fund currently has an expense cap in place, the extra costs associated with operating Class E shares may not be experienced by the shareholders.  For that reason, the Trust has decided to remove the referenced sentence from the Proxy Statement.

11.	Please expand the disclosure under Proposal 3 to discuss any potential drawbacks of eliminating Class E shares.

The Trust has added additional disclosure similar to that shown above in response to Comment #2.

12.	Please add disclosure regarding Householding pursuant to Item 23 of Schedule 14A.

The Trust has added the disclosure as requested.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan, Esq.
Associate General Counsel, Brandes Investment Partners, L.P.
Secretary, Brandes Investment Trust

cc:          Michael Glazer, Esq., Morgan Lewis LLP